Filed by Marathon Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ATB Holdings Inc.

Commission File No.: 333-119689-01

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that included a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM and ATB Holdings with the SEC at the SEC's web site at http://www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The forward-looking statements contained in the enclosed materials include statements about the completion of the acquisition of Ashland’s 38 percent interest in Marathon Ashland Petroleum LLC (MAP) and certain other businesses, the anticipated effects of the acquisition on cash flow, an offering of Marathon common stock, and the estimated impact of the proposed acquisition and anticipated offering on Marathon’s cash-adjusted debt-to-capital ratio.  Some factors that could affect the acquisition and the anticipated financial effects include receipt of a favorable private letter ruling and/or closing agreement from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions.  The foregoing factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements.  In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2004, and subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains excerpts of the 1st Quarter 2005 earnings conference call and Web cast transcript with security analysts on April 28, 2005 at 2:00 p.m. (EST) and summary slides of the MAP Transaction.  Participants from Marathon Oil Corporation and Marathon Ashland

FINAL TRANSCRIPT

Apr. 28. 2005 / 2:00PM, MRO - Q1 2005 Marathon Oil Corporation Earnings Conference Call

Petroleum LLC included, Clarence P. Cazalot, President and Chief Executive Officer of Marathon, Janet F. Clark, Senior Vice President and Chief Financial Officer, Gary Heminger, President of MAP, Garry Peiffer, Senior Vice President, Finance and Information Technology, Steve Lowden, Senior Vice President, Business Development and Integrated Gas, Ken Matheny, Vice President, Investment Relations and Phil Berhman, Senior Vice President, World Wide Exploration.  This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Marathon Oil Corporation

Conference Call / Web Cast

Transcript

Event Date:  April 28, 2005

Event Time:   2:00 p.m. EST

CORPORATE PARTICIPANTS

Ken Matheny

Marathon Oil Corporation - VP - IR, Public Affairs

Clarence Cazalot

Marathon Oil Corporation - President, CEO

Janet Clark

Marathon Oil Corporation - CFO

Gary Heminger

Marathon Ashland Petroleum - President

Steve Lowden

Marathon Oil Corporation - SVP Business Development and Integrated Gas

Steve Hinchman

Marathon Oil Corporation - SVPresident World Wide Production

Phil Berhman

Marathon Oil Corporation - SVP World Wide Exploration

Gary Peiffer

Marathon Ashland Petroleum - SVP Finance and Information Technology

CONFERENCE CALL PARTICIPANTS

Neil McMahon

Sanford C. Bernstein & Company, Inc. - Analyst

Jennifer Rowland

JP Morgan - Analyst

Doug Terreson

Morgan Stanley - Analyst

Fred Leuffer

Bear Stearns - Analyst

Doug Leggate

Smith Barney - Analyst

Mark Gillman

Benchmark - Analyst

Jeff Dietert

Marathon Oil Corporation - Analyst

Paul Sankey

Deutsche Bank - Analyst

Chris Moore

Merrill Lynch - Analyst

Jeff Muni (ph)

Carlson Capital - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen. Thank you for your patience in holding and welcome to this Marathon Oil Corporation first quarter 2005 earnings conference call. Today’s call is being recorded. For opening remarks and introductions I would like to the call over to Mr. Ken Matheny. Please go ahead sir.

Ken Matheny  - Marathon Oil Corporation - VP - IR, Public Affairs

Okay, April, thank you very much, and I also would like to welcome everybody to the first quarter 2005 earnings teleconference for Marathon Oil Corporation. With me on the call today from Marathon are Clarence Cazalot, our President and CEO, Janet Clark, Senior Vice President and Chief Financial Officer, and Steve Hinchman, Senior Vice President of World Wide Production, Phil Berhman, Senior Vice President World Wide Exploration, and Steve Lowden, Senior Vice President of Business Development and Integrated Gas. Also with me from Marathon Ashland Petroleum are Gary Hemminger (ph), President, and Gary Peiffer (ph), Senior Vice President of Finance and Information Technology.

I will spend 15, 20 minutes reviewing the first quarter results and then Clarence Cazalot will comment on our modified transaction to acquire Ashland’s 38% interest in MAP, which we announced earlier today. We will then open the call to questions. There seems to be some background on the line. Can we find out what that is? April, can you see if there’s — we have some real background on the call. Okay. Approximately two hours after this call ends, these remarks will be placed on the investor relations portion of our web site, and they will remain on site for one year.

Now, Clarence Cazalot will provide an update on our announcement early today to acquire Ashland’s 38% interest in MAP. In addition to the cautionary language discussed earlier the second slide in the presentation on the webcast addresses cautionary language and other information required to be disclosed with respect to our acquisition of Ashland’s minority interest in MAP. Now I would like to introduce Clarence Cazalot, President and CEO of Marathon.

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

Thank you, Ken and if everyone would turn to the slide right behind the cautionary language, it’s entitled “Modified Transaction Summary”, I’m just going to go through a few summary slides on the transaction itself, the consideration ranges, as you know, from 3.7 to $3.9 billion. The major changes are a firm consideration increase of $700 million, of which $100 million is in cash and accounts receivable and an additional $600 million in Marathon common stock. There is also a provision for reimbursement of a portion of Ashland’s IRS section 355e tax liability, if any, up to approximately $200 million under reasonable stock pricing assumptions.

And as you know, this transaction not only includes the 38% minority interest in MAP, it includes two other complimentary businesses, maleic anhydride plant in Neal, West Virginia, and 60 Valvoline Instant Oil Change stores. MAP, as a result of this transaction, will be wholly owned by Marathon. It is a two-stepped structured transaction that we described in great detail to you before with the closing expected June 30 of 2005. If you’ll turn to the next slide, you will see a comparison of the total consideration from the original transaction announced last March to the modified transaction announced today.

You’ll see an increase in the MAP cash and accounts receivable of 100 million, update 194 million. The Marathon stock to Ashland shareholders up 600 million to $915 million, the assumed debt and the present value of the environmental liabilities assumed remains unchanged. The minimum consideration goes from 3024, to 3724 and then we’ve illustrated below, again, if any section 355 tax liability is incurred by Ashland, the sharing under which that will be handled, and up to $68 a share for Ashland’s stock. The tax liability is zero from 69 to $75, Marathon will pay the first $200 million of that tax, from 76 to 79, Ashland will pay the next $175 million of tax and should the price go beyond $79 a share that is shared equally by both parties. So the potential total consideration will be upwards of 3924 indeed if the Ashland share price so warrants.

Turning to the next slide, we have the major conditions to closing. Again, a favorable IRS closing agreement and/or ruling, opinions of outside tax counsel, the consents from the Ashland public debt holders, Ashland’s shareholder approval, HSR clearance and updated Ashland solvency opinions and, again, as indicated before, closing expected June 30 of 2005. We have, in a number of forums, I think to all of you before and certainly last year when we first announced this transaction, outlined Marathon’s strategic rationale for this transaction, the importance to us and our strategies and our business plans going forward of owning 100% of MAP. So I’m not going to spend the time going through that. I would simply say this is a transaction that has been a long time coming.

There has been very intense, but I think goodwill, negotiations between all the parties involved, and the result is a very fair transaction, to both Ashland and Marathon and their respective shareholders and I know with our partner Ashland, we look forward to closing this transaction, so we can, indeed, both get on with our respective business plans for the future. So with that, I think Ken, we will open it up to questions.

Ken Matheny  - Marathon Oil Corporation - VP - IR, Public Affairs

Go ahead and open it — open the call to questions. Thank you, April.

QUESTION AND ANSWER

Operator

Thank you, gentlemen. If anyone would like to ask a question, they may do so by pressing the star key followed by digit one. For those of you joining us by speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one for questions. And the first question comes from Neil McMahon with Bernstein.

Neil McMahon  - Sanford C. Bernstein & Company, Inc. - Analyst

Hi, guys, just have a few questions. The first one is really on the MAP transaction. How did you end up with the valuation of 3.7? And there’s been a lot of activity in the downstream sectors so far this year and I just wanted to — for you walk me through the, the changes that went on from March of last year to the current time. And also what is your refining outlook that’s behind that valuation? And I just got a second question then. Really on MAP as well, just in terms of what diesel demand you guys are seeing for the last quarter, and indeed this current quarter and gasoline demand?

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

Neil, this is Clarence, I’m going to let Janet tackle the first question you have and maybe Garry Hemminger tacked the second part. But let me say that it’s not our intention on this call try to fully lay out and justify the price. Again, as I say, we have taken into account, I think, all of the market conditions both current and projected into our are valuation. It has been a long, intense negotiation, and again, we think it’s a fair price. But I don’t want to spend a good deal of the call today going through a lot of margin assumptions, but having said that Janet does have some comments.

Janet Clark  - Marathon Oil Corporation - CFO

Yeah, I think that’s right. I knew it would probably be pointless for us to take you all that’s happened in the last year since you’re well aware of what’s been happening in the market. Plus, in the terms of fundamentals and how it’s reflected in stock market valuations as well as transactions that have occurred but, you know, I think, suffice it to say that we feel that this is a very fair value for both us and for share — and for Ashland’s shareholders. You know, there’s plenty of publicly available data as to what EBITDA was last year. If you want to look at that, this is less than six times EBITDA. you want to think [audio difficulty] are pretty comparable to last year. It’s in that range. The precise valuation, of course, you can appreciate was a result of negotiation with Ashland.

Neil McMahon  - Sanford C. Bernstein & Company, Inc. - Analyst

Okay.

Janet Clark  - Marathon Oil Corporation - CFO

Gasoline and diesel demand, Gary, do you want to answer that.

Gary Heminger  - Marathon Ashland Petroleum - President

Yeah and for your question on our outlook on refining, Neil, I’ll just review the fundamentals. The gasoline demand — our demand was up 1.2% on a same store basis, which our 1600 plus stores in the Midwest give us a very good proxy of how gasoline demand has gone. So 1.2% for the first quarter, however, we have seen it decelerate at the end of the first quarter, to only up about 6%. To answer your question, on distillate demand. On the retail side, which again, through Pilot Travel Centers, we have a very good view of the — of the retail distillate demand. We noticed that it was up a little bit more than 5% in the first quarter but we have seen over-the-road truck tonnage soften here at the end of the quarter and we’re only seeing the truck tonnage numbers now off 2 to 3%. So we are expecting distillate demand to to soften as we go into the second quarter. So those are the two key [inaudible], and then lastly on refining, it would be the sweet/sour spread. We still continue to see very strong sweet/sour spreads and expect that to go into the second and the third quarter.

Neil McMahon  - Sanford C. Bernstein & Company, Inc. - Analyst

Great. Thanks a lot.

Operator

Moving on, we’ll hear from Jennifer Rowland with JP Morgan.

Jennifer Rowland  - JP Morgan - Analyst

Thanks. I’ve got two questions on the MAP transaction as well. Will you write up the PP&E on your balance sheet to fair market value and also will that result in a step up in your taxable depreciation amount?

Janet Clark  - Marathon Oil Corporation - CFO

I was going to answer that before I forget. Yes, we will write up the P.P & E to the full market value but we will not get the benefit of a tax basis write-up.

Jennifer Rowland  - JP Morgan - Analyst

And then just to clarify on the tax split of the section 355, is it, for instance if the bill was 500 million, does that mean would you pay 250 and Ashland pays 250, or does it mean you pay 200 and then 50% of the amount above 375?

Janet Clark  - Marathon Oil Corporation - CFO

We pay 50% of the amount above 375.

Operator

Your next question today will come from Doug Terreson with Morgan Stanley.

Doug Terreson  - Morgan Stanley - Analyst

Congratulations on today’s news, guys. My question regards the MAP transaction, again I apologize if I missed this, and specifically clarification on the cash position at the end of the quarter and also how that cash position’s expected to be applied to the increased amount of debt and equity?

I think you might have mentioned that you expected to reduce the entire amount of additional debt, in a, in a pro forma scenario but can you just cover that again, please if you already have.

Janet Clark  - Marathon Oil Corporation - CFO

Sure, Doug. I’ll start from the top.

Doug Terreson  - Morgan Stanley - Analyst

Okay.

Janet Clark  - Marathon Oil Corporation - CFO

We concluded the first quarter with about $3.2 billion in cash.

Doug Terreson  - Morgan Stanley - Analyst

Okay.

Janet Clark  - Marathon Oil Corporation - CFO

Of that, of course, $560 million, at that point in time was attributable to Ashland. Leaving us $2.6 billion.

Doug Terreson  - Morgan Stanley - Analyst

Okay.

Janet Clark  - Marathon Oil Corporation - CFO

The modified transaction includes an incremental $100 million of accounts receivable in cash, which as we look at it, essentially is the same as cash, plus assumed debt of a billion nine, so you add those two together and that’s about a $2.8 billion call on cash to close the transaction. Versus the $2.6 billion that we had at the end of the first quarter.

Doug Terreson  - Morgan Stanley - Analyst

Okay. Okay, thanks Janet that’s all I needed.

Janet Clark  - Marathon Oil Corporation - CFO

Great.

Operator

Moving on to Fred Leuffer from Bear Stearns.

Fred Leuffer  - Bear Stearns - Analyst

Congratulations.

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

Thank you, Fred. Thank you.

Fred Leuffer  - Bear Stearns - Analyst

Just have three questions. The first is — all regarding MAP. I’m just wondering if you will alter investment plans for MAP as the sole owner, if, secondly, if you see any cost reductions stemming from 100% ownership? And lastly, the June 30 closing seems ambitious given the long list of things that have to, have to be accomplished. I thought I saw September 30 number out of Ashland this morning. Can you just tell us, you know, a lit bit more about the timing of the closing something?

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

Yes, Fred. I will start with the last question first. We think June 30 is reasonable. Both parties have committed to all efforts to make that happen, but we think it is — it is very reasonable and very do-able. The September time frame you saw was just an extension, if you will of sort of the agreement time frame that if, indeed, something did happen that delayed us, we would actually have out to September to get the transaction done. The prior termination date we had was June 30 and it simply wasn’t reasonable to have the termination date of the overriding agreement and the closing date of the transaction all occurring at the same time. So that’s why that was extended.

Fred Leuffer  - Bear Stearns - Analyst

Okay.

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

As to the synergies, I think as we had said all along, this was not done for synergies. We see minimal synergies. We have estimated in the past 15 to $20 million a year, that’s what we have talked about. And as to our investment plans, I think that the business plans that were reviewed by the MAP management team with Ashland and Marathon at the last business plan review we think are very solid plans that will maintain competitive refining and marketing business well into the future and we’re very supportive of those. So we see no major, major changes. I think we have talked about opportunities to — to capitalize, perhaps on some of the heavy oil potential out there and those are — those are opportunities that we will evaluate going forward.

Fred Leuffer  - Bear Stearns - Analyst

Okay.

Operator

Moving on. We will here from Doug Leggate with Smith Barney.

Doug Leggate  - Smith Barney - Analyst

Hi, good afternoon, folks.

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

Hello, Doug.

Doug Leggate  - Smith Barney - Analyst

The world play earlier this year was that the IRS was working with Ashland and Marathon in trying to put this deal together. I’m just wondering is it implicit to that. Can we — are you not confident that the IRS is now going to give you the private letter ruling that was the precursor to getting the deal done? That’s my first question, I have a follow-up.

Janet Clark  - Marathon Oil Corporation - CFO

We’re very close to — to wrapping that up. So we have a — a pretty confident that we’re there.

Doug Leggate  - Smith Barney - Analyst

Thanks for that. The second thing is, I think Clarence, you made some comments in another venue about the coker investments you had planned on the refining business. Can you just give us — clarify whether they are still under study or whether you’ve actually made some firm commitment now?

Clarence Cazalot  - Marathon Oil Corporation - President, CEO

We have not made firm commitments, Doug. Those have been reviewed. I think publicly in our presentations, as conceptual projects that are under study that are under review, those are advancing and I will let Gary Hemminger comment specifically on where they are. But I would say that those were projects — I referred earlier to the business plans reviewed by the MAP management team, earlier, those were part of that review. So these are not new starters. They are — they are opportunities being evaluated by MAP. So, Garry, you just want to update quickly on that status?

Gary Heminger  - Marathon Ashland Petroleum - President

Yes, sir. The — and both of these projects that we’re looking at are in conceptual design, and conceptual — our definition of conceptual design is, before you get into front end engineering. This is to give us a , just a very strong look at the process design that we would have to go into in the plants that we have mentioned being Cattlesburg is first on our list and Detroit is about a year behind in the conceptual engineering. So by the end of the fourth quarter we expect to our conceptual engineering work done on Cattlesburg and by mid-year next year we would have the engineering do done on Detroit and then we would bring this to management and the Boards for further consideration.

Doug Terreson  - Morgan Stanley - Analyst

Thank you very much, indeed.

Operator

Mark Gillman from Benchmark has our next question.

Mark Gillman  - Benchmark - Analyst

Folks, good afternoon. Just three quick ones, if I could. First, can we quantify the incremental DD&A that you’ll be recording on the revised MAP transaction? Secondly, Ken in his review, mentioned an acquisition of an additional 16% in Troika. Can you tell me reserves, production, associated with it, what you paid for it and whether it was in the first quarter? Third and finally could Phil Berman talk about the Stones well discussed in the release? Who the operator is, Marathon’s interest and what kind of pay you have seen if you have logged it yet? Thanks.

Janet Clark  - Marathon Oil Corporation - CFO

I guess I will take the first one. It’s premature to discuss what the purchase price allocation will be and how that will affect DD&A going forward.

Mark Gillman  - Benchmark - Analyst

Okay, folks, thank you.

Operator

Up next is Paul Sankey with Deutsche Bank.

Paul Sankey  - Deutsche Bank - Analyst

Hi, good afternoon, everyone. Could I just reclarify the valuation methodology for the higher price. Were you saying that we should consider it on a 2004 EBITDA basis and that’s the basis for the higher number against, I guess, the pier group?

Janet Clark  - Marathon Oil Corporation - CFO

I think what we said is we really didn’t want to spend a lot of time talking about valuation on this call and I just threw that out as one metric that you might consider. I’m sure you’ll looking at others.

Paul Sankey  - Deutsche Bank - Analyst

Interesting. Okay. Thanks very much, everyone.

Operator

Before moving on to our next question, I would like to remind our audience that is it is star one for question. And we’ll now hear from Chris Moore from Merrill Lynch.

Chris Moore  - Merrill Lynch - Analyst

Thank you. On the incremental purchase price for the MAP acquisition there, can you talk about the decision to use mostly equity to finance that additional 700 million to debt, and going forward, to the extent that you generate free cash flow, can you talk about preference of debt reduction versus share repurchase?

Janet Clark  - Marathon Oil Corporation - CFO

Sure. The form of the consideration was negotiated as well as the — as the value. One of the merits of having an equity component was that that value went directly in the hands of the Ashland shareholders, which was attractive to them. And the second question was?

Chris Moore  - Merrill Lynch - Analyst

With free cash flow, you know, is there a preference to, perhaps reduce the share base somewhat or is debt reduction still a priority?

Janet Clark  - Marathon Oil Corporation - CFO

You know, I think that if you look at sort of the balance of this year, you’re going to see that we’ve got a pretty heavy capital program. You know we’ll just have to wait and see if commodity prices and crack spreads stay where they are whether or not we’re generating substantial free cash flow.

Chris Moore  - Merrill Lynch - Analyst

Okay. Thanks

Operator

Ladies and gentlemen, it does appear we have no further questions at this time, Mr. Matheny, I’d like to turn the call back over to you for any additional or closing comments.

Ken Matheny  - Marathon Oil Corporation - VP - IR, Public Affairs

Okay, we thank you very much, April, we thank everybody for listening in today and we look forward to talking with you again.

Operator

That will conclude today’s conference. We do thank you for joining us and have a great day.

Mark Pibl - Barclays

Thank you.

Operator

There are no more questions at this time. I’ll turn the conference over to Ken Matheny for any closing remarks.

Ken Matheny – Marathon Oil Corporation, Vice President,    Investor Relations and Public Affairs

I’d like to express my thanks to everybody for participating. I would like to remind you for any follow-up questions, both Howard Thill and myself are available, and this webcast will be up on our website for the next two weeks. Thank you.

Operator

That concludes today’s conference call. We thank you for your participation, and have a nice day.

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Building the New Marathon
MAP LLC Minority Interest Acquisition

April 28, 2005

[LOGO]

Forward Looking Statement

This presentation contains forward-looking statements with respect to the completion of the acquisition of Ashland’s 38% interest in MAP and certain other businesses. These forward looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied from such information. Some factors that could affect the acquisition include receipt of a favorable private letter ruling and/or closing agreement from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions.  In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2004 and in subsequent Forms 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Additional information:  In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

2

Modified Transaction Summary

•                  $3.7 - $3.9 billion - 38% minority interest in MAP

•                  Modified transaction changes:

•                  Firm consideration increase of $700 million

•                  Additional $100 million in cash and accounts receivable

•                  Additional $600 million in Marathon common stock

•                  Provision for reimbursement of a portion of Ashland’s Internal Revenue Code (IRC) Section 355 (e) tax liability estimated to be approximately $200 million under reasonable stock pricing assumptions

•                  Includes other complementary businesses

•                  Maleic Anhydride plant, Neal, W.V.

•                  60 Valvoline Instant Oil Change stores

•                  MAP will become wholly-owned by Marathon

•                  Two-step, structured transaction

•                  Closing expected June 30, 2005

3

Total Consideration
(Millions)

Consideration details:

	Original	Modified

MAP cash and accounts receivable	~794	~894

Marathon stock to Ashland shareholders	$315	$915

Assumed debt	~1,900	~1,900

Environmental liabilities assumed (PV)	15	15

Total Minimum Consideration	$3,024	$3,724

Additional IRC Section 355 (e) Tax Liability Consideration:

Ashland stock ~ $68	Tax liability is 0
Ashland stock ~ $69 - $75	Marathon pays first ~$200	$200
Ashland stock ~ $76 - $79	Ashland pays next $175
Ashland stock > $79	Liability > $375 is shared

Estimated Total Consideration	$3,924

4

Major Conditions to Closing

•                  Favorable IRS closing agreement and/or ruling

•                  Opinions of outside tax counsel

•                  Consents from Ashland public debt holders

•                  Ashland shareholder approval

•                  Hart-Scott-Rodino clearance

•                  Updated Ashland solvency opinions

Closing expected June 30, 2005

5

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